UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 10, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JULY 30, 2015

Date, Time and Place: Held on July 30, 2015, at 08:30 AM, at Rua Fidêncio Ramos, 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo

Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant the item 6 of its Internal Rules.

Attendance: Present the totality active members of the Company’s Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat.

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the article 17 of the Company’s Bylaws, (i) approve the review of the Internal Rules of the Company’s Board of Directors; (ii) nominate the Company’s Compliance Officer; and (iii) reelect the members of Company’s Board of Officers.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Approve the review of the Board of Directors’ Internal Rules, which is available at the Company’s headquarters and on the Company’s webpage, pursuant to the Schedule I to these Minutes.

(ii)              Approve the nomination of Mr. Everson Zaczuk Bassinello, Brazilian citizen, married, mechanical engineer, bearer of ID card RG no. 24.425.836.3, issued by SSP/SP, enrolled with CPF/MF under no. 265.114.038-40, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, to exercise the function of Company’s Compliance Officer for a term of one year, with effects as of August 1st, 2015, reinforcing the Company’s commitment with the regulatory agencies and shareholders, as well as demonstrating the improvement within the scope of Fibria’s corporate governance.

(iii)           Under the terms of articles 17, item II and 19 of the Company’s Bylaws, the following members of the Board of Officers were reelected for a term of one year, with effects as of August 22, 2015: Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6, of SSP/SP, enrolled with the CPF/MF under no. 057.846.538-81, for the duty of Chief Executive Officer of the Company, responsible for the functions of executive management of the Company and risks management and control and compliance; Aires Galhardo, Brazilian Citizen, married, businessman, bearer of ID card RG no. 24.854.223-0 of SSP/SP, enrolled with the CPF/MF under no. 249.860.458-81, as Officer of the Company without specific designation, to exercise the function of forest management; Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of ID card RG no. 04834163-0, of IFP/RJ, enrolled with the CPF/MF under no. 010.981.437-10, as Officer of the Company without specific designation, exercising the duties of Investor Relations and Finance Management.; Henri Philippe Van Keer, Brazilian Citizen, married, engineer, bearer of ID card RG no. 21.067.471-9, of SSP/RJ, enrolled with the CPF/MF under no. 228.771.688-24, as Officer of the Company without specific designation, to exercise the function of managing the commercial and international logistics; Luiz Fernando Torres Pinto, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. M-760.059, of the SSP/MG, enrolled with CPF/MF under no. 060.920.087-93, as Officer of the Company without specific designation, to exercise the function of human resources management and development; and Paulo Ricardo Pereira da Silveira, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. 5.014.825.854, of SSP/RS, enrolled with the CPF/MF under no. 347 892 940-72, as Officer of the Company without specific designation, to manage industrial, engineering; all of them are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, Zip Code 04551-010.

The Officers elected herein declares, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law no 10.406/2002, in art. 147 of Law no 6.404/76 and in CVM Instruction no 367/02 for their investiture as members of the Company’s Board of Officers.  The Officers will take possession of their respective posts on August 22, 2015, upon signing the Induction Instrument as transcribed in the Minutes Book of the Company’s Board of Officers and the Declaration referred to in CVM Instruction no 367/02. They also have signed the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Mercadorias, Futuros e Valores.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat; and also Claudia Elisete Rockenbach Leal — Secretary

São Paulo, July 30, 2015

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on July 30, 2015, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

CHAPTER I

BOARD OF DIRECTORS

1.                                     The Board of Directors of FIBRIA CELULOSE S.A. (the “Company”) is a collegiate body with its authority established by Law No. 6404/76, by the Company’s By-Laws and any other applicable regulatory rules.

2.                                     The Board of Directors of the Company (the “Board” or “Board of Directors”) shall take collegiate decisions, the intent of which shall be expressed by means of resolution and vote of a majority of the Directors, and its members (the “Directors”), individually, shall have no duty in the Company’s management.

CHAPTER II

STRUCTURE AND OPERATION OF THE BOARD OF DIRECTORS

3.                                     As provided for by Article 8 of the Company’s By-Laws, the Board of Directors shall be composed of a minimum of five (5) and a maximum of nine (9) permanent members and the same number of alternate members, provided that at least 20% of the elected Directors shall be deemed Independent Directors pursuant to the definition of the Novo Mercado (BM&FBovespa) Listing Regulations, and also provided that Independent Directors shall also means those elected in accordance with the prerogative set forth by article 141, §§ 4 and 5 of Law No. 6404/76.

3.1.                           The members of the Board of Directors shall be elected and may be removed at any time by the Shareholders Meeting and shall have unified terms of office of two (2) years, reelection permitted. The members of the Board of Directors shall not hold executive positions in the Company.

3.2.     The Board of Directors shall have a Chairman (the “Chairman”) and may have a Vice-President who shall replace the Chairman in case of his/her absence or occasional impediment. The Chairman and the Vice-President may be appointed by the same Shareholders Meeting that elects them or by the Board of Directors itself. The Board may also appoint any of the managers or employees of the Company to act as a corporate secretary (“Secretary”).

3.3.                           Each of the members of the Board, upon execution of the instrument of investiture and the Novo Mercado Instrument of Consent set forth in the Novo Mercado Listing Regulations, shall submit the following documents to the Company:

(i)                                   certified copy of their identity card;

(ii)                                certified copy of the document of enrollment with the Individual Taxpayers Register (CPF);

(iii)          a statement of qualification that they are not impeded by any special law and have not been sentenced for crime of bankruptcy, prevarication, bribery or pay-off, graft, embezzlement or crime against the public interest, public faith or property or due to any effects of a penalty that hinders them, even on a temporary basis, from holding public positions, as provided for by § 1 of article 147 of Law No. 6404/76;

(iv)                             a statement that they have not been sentenced with the penalty of suspension or temporary disqualification imposed by the Brazilian Securities Commission which renders them ineligible for the positions of management of a publicly-held corporation, as provided for by § 2 of article 147 of Law No. 6404/76;

(v)                               a statement, signed subject to the penalties provided for by law, that they are not impeded from carrying out the management of a business company as a result of criminal judgment;

(vi)                            a statement that they meet the requirement of blameless reputation as provided for by § 3 of article 147 of Law No. 6404/76;

(vii)        a statement that they do not hold a position in any company that might be considered a direct competitor of the Company and that they do not have or represent any interest that conflicts with that of the Company, as provided for by items I and II of § 3 of article 147 of Law No. 6404/76; and

(viii)       a statement about the quantity of shares, subscription warrant, share purchase options and debenture stock issued by the Company and by controlled companies or companies of the group, held by them.

4.                                     Each Director shall have an alternate member with the duty of replacing them in the sessions of the Board of Directors in case of absence and/or occasional or permanent impediment, provided that said alternate member is not subject to any event of impediment. The alternate member, when executing the instrument of investiture, shall submit to the Company the documents listed in item 3.3. above.

4.1.                           The following definitions shall be taken into account for the purposes of the main section hereof:

(i)            a member of the Board of Directors shall be deemed absent when he/she fails to appear at the meetings of the body; and

(ii)           a member of the Board of Directors shall be deemed impeded when he/she is in a situation of conflict of interest with the Company (“Conflict of Interest” or “Conflict of Interests”), as set forth by section 21 below, as well as a member who was elected by indication of a company that is a competitor of the Company.

4.2.                           The alternate member of the absent or impeded Director shall remain in his/her position until the reasons for absence and/or impediment of the incumbent member have ceased.

4.3.                           The Chairman shall be notified of the replacement of an incumbent member by the respective alternate member, by means of a written communication sent by the incumbent member or by the respective alternate member until the time of installation of the meeting. Likewise, the Chairman shall be readily notified when the incumbent member resumes his/her duties.

5.                                     Except in case of conflict of interests, as provided for by sections 21, 22 and 23 below, all information and documents shall be supplied or made available to all Directors only, and no Director or group of Directors shall have any information not available to the other Directors or have any direct contacts with the Company, its Officers or employees to request information and/or documents, except as provided for by section 15 below.

6.                                     Ordinary meetings of the Board of Directors shall be held four (4) times a year, and special meetings shall be held at any time, in accordance with the needs set forth by the By-Laws or whenever required by the Company’s interests, by means of call notice made by the Chairman of the Board of Directors or by at least three (3) Directors.

6.1.                           The call notice shall be made by letter, email, telegram or fax, at least five (5) business days in advance, and shall indicate the place, date and time of the meeting, as well as the summarized agenda.

6.2.                           The discussion of and resolution on matters not set forth in the call notice are forbidden, except for extremely urgent cases, so deemed by the Chairman of the Board of Directors or by decision of a majority of those present.

6.3.                           The formalities provided for by items 6.1. and 6.2. of this section may be exempted when all members of the Board of Directors attend the meeting and all of them consent with the inclusion of new matters in the agenda.

6.4.                           Meetings of the Board of Directors shall be held at the principal place of business of the Company or at the place designated by the call notice, and may be also held by conference call or video conference or any other technological means enabling the simultaneous connection of different locations.

6.5.                           Any dissident member may record his/her vote in the Minutes of Meeting of the Company’s Board of Directors giving rise to the dissenting vote.

6.6.                           The Officers or employees of the Company may attend meetings of the Board of Directors whenever they are called, without any voting right in the matters submitted for resolution.

6.7.                           Each of the members of the Board of Directors may require that the procedural rules set forth in these Regulations be complied with by everyone, and each Director may submit issues of order and shall have the duty of drawing the attention of the Chairman to any breaches of the procedural rules during the course of the meeting.

7.                                     Any meeting of the Board of Directors may be confidential, wholly or in part, if, at the discretion of the Chairman, there is any matter that requires so due to its nature, including in relation to the disclosure of the resolutions passed.

8.                                     A matter shall be deemed confidential and strategic, without limitation, when it concerns commercial information not disclosed to the public in general, industrial and forest technological issues, information about commercial agreements entered into in a confidential manner or not, information relating to products, markets and price.

8.1. The Chairman or Secretary shall make available to the Board, together with the call notice set forth by article 6.1. above, any reports containing information required for proper evaluation and resolution about the issues contained in the agenda of the meeting.

8.2. The information contained in the reports shall be strictly confidential and the exclusive property of the Company, and shall be intended to the members of its Board of Directors, in such a manner to enable them to made decisions about the purpose to which such information refers and, for that reason, shall not be disclosed to any third parties or used for any other purpose.

CHAPTER III

AUTHORITY OF THE BOARD OF DIRECTORS

9.                                     The authorities of the Board of Directors are governed by Law No. 6404/76 and other regulations, in addition to the duties provided for by the Company’s By-Laws:

(i)                                    to set the general direction of the Company’s business, defining its mission, goals and guidelines, as well as to approve the strategic plan, the respective multiannual plans and the annual programs of disbursements and investments;

(ii)                                 to approve the risk and financial management policies;

(iii)                              to update and approve the code of conduct of the Company;

(iv)                             to approve its Internal Regulations, as well as those of the committees that support it;

(v)                                to elect, remove at any time and replace the members of the Executive Board, establishing their duties;

(vi)                             to inspect the management of the Executive Board and of the Officers in accordance with the criteria set forth in Chapter VII below;

(vii)                          to establish the criteria of individual distribution of the remuneration amount approved by the Shareholders Meeting among its own members and those of the Executive Board;

(viii)                       to call the Shareholders Meeting in the events provided for by law or when deemed convenient;

(ix)                             to approve the payment or credit of interest on equity to the shareholders;

(x)                                to approve the expansion plans;

(xi)                             to resolve on the issuance of simple debentures not convertible into shares and without personal guarantee;

(xii)                          to resolve on the issuance of shares or subscription warrant, up to the limit of authorized capital;

(xiii)                       to set the issuance price of the shares in capital increases by public or private subscription, in addition to establishing the other conditions to which the issuance is subject;

(xiv)                      to submit to the Shareholders Meeting a proposal for granting a stock option plan to the managers or employees of the Company;

(xv)                         to authorize (a) the acquisition of shares issued by the Company for purposes of cancellation or maintenance in treasury, and (b) the disposal of the shares kept in treasury;

(xvi)                      to authorize the disposal or encumbrance of assets owned by the Company the amounts of which exceed the limit established in the Amount Restriction Policy approved by the Board of Directors. This does not include the cases of exchanges and donations, which shall be approved by the Board of Directors irrespective of the amount;

(xvii)                   to authorize the execution of any legal business between the Company and its controlled companies, on the one part, and any related parties, on the other part, the individual amounts of which exceed, per transaction, the limit established in the Amount Restriction Policy approved by the Board of Directors;

(xviii)                to authorize the execution of any legal business that are bound upon the Company or that exempt any third parties from liability in relation to the Company, the individual amounts of which exceed, per transaction, the limit established in the Amount Restriction Policy approved by the Board of Directors, with due regard for the provisions in item (xvii) of this article. This does not include the Pulp Sale Agreements, which are not conditional upon approval by the Board of Directors;

(xix)                      to authorize the provision of guarantees in favor of third parties, the individual amounts of which, per transaction, exceed the limit established in the Amount Restriction Policy approved by the Board of Directors. This does not include those provided in favor of companies or entities controlled by the Company itself, individually or jointly, and the guarantees of any kind offered in lawsuits to which the Company or its controlled companies are a party, which shall not require the authorization of the Board of Directors;

(xx)                         to authorize the execution of financial transactions by the Company, the individual amounts of which, per transaction,

exceed the limit established in the Amount Restriction Policy approved by the Board of Directors;

(xxi)                      to approve transactions involving the acquisition, assignment, transfer, disposal or encumbrance, on any account or in any form, of equity interest, the amounts of which exceed the limit established in the Amount Restriction Policy approved by the Board of Directors;

(xxii)                   to resolve on the issuance of commercial papers for public placement in Brazil, establishing: (a) the amount of the issuance and their division in series; (b) the quantity and par value; (c) the conditions of remuneration and monetary restatement; (d) the maturity term of the papers; (e) guarantees; (f) statement for evidence of compliance with the legal limits; (g) payment place; (h) engagement of provision of services relating to the issuance;

(xxiii)                aiming at compliance with good practices of Corporate Governance, to approve the creation of Committees (one of which shall be the Finance Committee), as well as the respective regulations, which shall contain, in addition to other matters of interest of the Company, the specific rules relating to the works, authority, remuneration and procedures;

(xxiv)               to define the triple list of institutions or companies specialized in economic valuation of companies for preparation of a valuation report for the purposes the public offerings provided for by Chapters VIII and IX of the Company’s By-Laws;

(xxv)                  to express its opinion for or against any public offering for share acquisition whose subject-matter are shares issued by the Company, by means of a justified previous opinion, disclosed within fifteen (15) days as from publication of the notice of the public offering for share acquisition, which shall cover at least (a) the convenience and opportunity of the public offering for share acquisition in relation to the interest of the group of shareholders and in relation to the liquidity of the securities held by them; (b) the consequences of the public offering for share acquisition on the Company’s interests; (c) the strategic plans disclosed by the offering party in relation to the Company; (d) any other topics that the Board of Directors may deem appropriate, as well as the information required by the applicable rules established by CVM;

(xxvi)               to define the triple list of companies specialized in economic valuation of companies for preparing the valuation report of the Company’s shares, in case of public offering of shares for delisting as a publicly-held corporation or for withdrawal from Novo Mercado;

(xxvii)            to designate one of the Officers to accumulate the duties of Chief Investor Relations Officer, to be incumbent upon providing any required information to investors, Stock Exchanges and to the Brazilian Securities Commission - CVM.

(xxviii)         to authorize the distribution of interim dividends by way of advanced annual dividend;

(xxix)               to choose and remove the independent auditors, based on the recommendation of the Audit Committee established in the By-Laws;

(xxx)                  to prepare and submit to the Annual Shareholders Meeting the annual report of the Company’s activities, supported by the financial statements required by law in each fiscal year.

CHAPTER IV

ADVISORY COMMITTEES

10.                              As permitted by item XXII of article 17 of the Company’s By-Laws, the Board of Directors, whenever deemed necessary, may create committees (“Committees” or “Committee”), to operate in full or part time, with specific advisory and direction duties relating to those matters for which they are created, with due regard for the provisions in the respective Internal Regulations, the Internal Regulations of the Board of Directors, as applicable, and the Company’s By-Laws.

CHAPTER V

DUTIES OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

11. The Chairman of the Board has the following duties:

(i)                  to ensure the efficacy and proper performance of the body;

(ii)               to ensure the efficacy of the follow-up and evaluation system by the Board, the Company, the members of the Board of Directors and the Executive Board, individually, as well as the respective bodies;

(iii)    to render the activities of the Board to match the interests of the Company, its shareholders and the other interested parties;

(iv)           to organize and coordinate, with the cooperation of the Board Secretary, the agenda of the meetings, after consultation to the other Directors and, if applicable, to the Chief Executive Officer;

(v)              to coordinate the activities of the other Directors;

(vi)           to make sure that the Directors shall receive, together with the agenda of call notice and by means of the Company’s Governance Portal, complete and timely information about the items set forth in the agenda of meetings;

(vii)        to recommend to the Board the annual schedule of events of the Board;

(viii)     to organize, upon the election of any new member of the Board, an integration program intended to enable such new member to be in contact with the activities and to obtain information about the organization.

(ix)           in the conduction of the meetings, the Chairman shall:

(a) preside over the meeting and appoint a secretary for it;

(b) to declare the meeting installed and order its beginning;

(c) to notify the other Directors of the confidential and strategic nature of any matters included in the agenda of the meeting, in which case there shall be prior resolution of the Directors about the appropriateness of discussing such matter;

(d) if a majority of the Directors believes that the discussion of the confidential and strategic matters referred to above is appropriate, then to keep such matter in the agenda;

(e) to submit to the Executive Board any requests for information presented to him/her by the Board of Directors, by resolution of a majority;

(f) to call up the order in the meeting;

(g) to invite the Directors to provide their opinions about the matters discussed;

(h) to control the extension and relevant of the statements of the Directors;

(i) to organize the casting of votes;

(j) to declare the results.

CHAPTER VI

DUTIES OF THE SECRETARY OF THE BOARD OF DIRECTORS

12.                              The Board may designate a manager or employee of the Company to act as the Secretary, with corporate duties and the following main attributions:

(i)                           to organize the agenda of the matters to be discussed, based on requests of Directors and consultation to the Chief Executive Officer, and to submit it to the Chairman of the Board for subsequent validation and disclosure;

(i)                           to perform the duties of a secretary of the meetings of the Board, helping the Chairman to organize the meetings, including in the call notice to the Directors and disclosure of the agenda;

(ii)                        to draw up the minutes of meetings of the Board and to obtain the signatures of the Directors;

(vi)                    to undertake liability for custody of the corporate seal and mechanical seal, if any.

CHAPTER VII

INSPECTION OF THE OFFICERS MANAGEMENT

13.                              As provided for by law and by the Company’s By-Laws, the Board of Directors shall oversee the management of the Officers, with powers to inspect the Company books and documents and to request information about any agreements entered into or about to be entered into and any other instruments.

14.                              The power of inspection shall be exercised in a collegiate manner, and all requests for information, including but not limited to requests for documents, books, papers, presentations of Officers or employees of the Company or requests for information and/or clarifications addressed to the independent auditors of the Company, shall be submitted by means of the Chairman.

CHAPTER VIII

DUTIES OF THE DIRECTORS

15.                              It is the duty of the Directors to ensure compliance with the good practices of governance of the Company, as well as to attend the meetings of the Board of Directors being previously prepared, having examined any documents made available and taking part therein in an active and careful manner. In case of impossibility to attend the meeting, the Chairman of the Board shall be informed and the alternate member shall be called.

16.                              The Director shall carry out the duties attributed to him/her by law and by the By-Laws for purposes of attaining the goals and in the interest of the Company, in strict compliance with the provisions of these Internal Regulations, at all times acting in an independent manner in relation to the shareholder or group of shareholders that elected him/her for the position. Once elected, the Director shall solely act for the purpose of attaining the goals and in the interest of the Company, in compliance with the requirements of the public asset and the social function of the company.

17.                              In the exercise of their duties the Directors shall employ the care and dedication that every active and honest person usually employs in the management of their own business.

18.                              The Directors shall not fail to notify the Company and the Board of any business opportunity of which they become aware and that may be in the Company’s interest.

19.                              The Directors shall not interfere with any corporate operation in which they may have a conflict of interest in relation to that of the Company, as well as in any resolution in that regard to be passed by the other directors, with due regard, as well, for the provisions of section 21 below. The Director shall declare him/herself in a situation of Conflict of Interest whenever he/she deems that a resolution of the Board about any matter contained in the agenda to be voted may result in his/her own benefit or benefit of any third party, with or without damage to the Company.

20.                              Any Director who deems to be in a situation of Conflict of Interest with the Company shall declare him/herself impeded at the meeting of the Board or shall notify the Chairman of the Board of his/her impediment and cause the recording in the minutes of meeting of the Board of the nature and extension of his/her interest.

21.                              The Director in a situation of Conflict of Interests, after having declared him/herself impeded, shall not take part in the discussion or vote in the matter in which he/she has a Conflict of Interests and shall withdraw the room of the meeting while the Board is discussing such matter.

22.                              Without prejudice to the provisions in articles 117, § 1, f) and 156, § 1 of Law No. 6404/76, for engagements of service providers or suppliers of products, whenever there is a possibility of participation of controlling shareholders or persons related thereto, or related to the Company’s managers, the process of engagement shall be based on a bidding to be approved by the Board of Directors.

22.1.                    In those situations where the Executive Board has to take decisions in a short term and one of the controlling shareholders or persons related thereto have presented the best proposal, the Board shall be notified by the Executive Board in order to ratify any consultations to be made via fax or email.

22.2.                    For each engagement intended by the Company, in the event referred to by item 22.1. above, the Executive Board shall have the duty to provide the Board of Directors with the elements and evidence required for the decision making process, preparing reports and opinions with recommendations for submission to the Board of Directors at each step of the procedure.

22.3.                    In order to ensure the required support to the members of the Board, it may have the advisory of professionals engaged by the Company, with approval of the Board of Directors, encompassing at least one expert in the matter of the engagement, in addition to any other of advisory that may be deemed required.

22.4.                    In addition to said technical support, the Board may have legal support for analysis of agreements and legal documents, especially those to be submitted to final approval of the Board of Directors.

22.5.                    If any controlling shareholders and/or persons related thereto are taking part in the bidding process, the representative of the shareholder that, as a result of such situation, has a conflict of interest with the Company shall be completely isolated from the process and from the information raised by the Board and shall not attend any of the meetings about such engagement.

23.                              The information sent to the Board of Directors by the Company or by third parties in relation to the matter in relation to which a certain Director declares to be in a situation of conflict of interests shall be no longer sent to said Director and no access to such information shall be granted by the other Directors.

24.                              Irrespective of the notice referred to by section 20, whenever a situation is identified that may be deemed a Conflict of Interests of a certain Director in relation to any matter to be resolved on by the Board, the Chairman shall notify such Director to make a statement on the matter within a term to be established, aiming at the provisions set forth in sections 20 and 23.

25.                               Under Law No. 6404/76, the Directors have a duty of loyalty to the Company, shall not disclose to third parties any information on the Company’s business, and shall keep confidential any relevant, privileged or strategic information of the Company obtained in connection with their position, as well as to ensure that no third parties shall have access thereof, being forbidden from using such information to obtain any kind of advantage for themselves or any third parties.

25.1.                    The following definitions shall be taken into account for purposes of the provisions in the main section of this article:

(i)                                     any information shall be deemed privileged when it is supplied to a certain person or group before its public disclosure;

(ii)           any information shall be deemed relevant when it concerns any resolution of the Shareholders Meeting or of the management bodies of the Company or any other act or fact occurring in its business that might substantially affect (a) the price of securities issued by it; or (b) the investors’ decision to trade such securities; or (c) the investors’ determination to exercise any rights inherent in their condition of holders of securities issued by the Company;

(iii)          any information shall be deemed strategic when it provides the Company with any competitive gain or advantage in relation to its competitors and, due to its importance, shall be kept confidential.

26.                               The Directors shall not make any commercial use of the information and documents received by them in their capacity as members of the Board of Directors, and shall not transmit it to third parties in any event whatsoever, being required to comply with the rules of section 30 below.

27.                               Upon request of the Chairman, the Board of Directors or the Company, the Directors shall return any documents obtained by them in their capacity as members of the Board of Directors, provided that they shall not retain any copy, registration or annotation thereof.

28.                               The Directors shall not take advantage, for themselves or third parties, or enable any third parties to take advantage of any opportunities of which they may become aware in connection with their positions as Company’s managers, even if the Company does not have any interest therein or cannot take advantage thereof, including but not limited to the acquisition or disposal of assets or rights; contact with customers or suppliers of the Company; taking advantage of any business offered to the Company or evaluated by the Company; engagement of services, purchase of assets or exploration of activities which any Director had the opportunity to evaluate in his/her capacity as a Director.

29.                               Any Director that, after his/her election, carries out any activity that directly competes with activities of the Company or holds any position in a company that is a direct competitor of the Company shall notify such fact to the Chairman of the Board and to the Company and shall make his/her position available to the Board, being impeded from attending any meetings of that body or from carrying out any act in his/her capacity as a Director, until the Shareholders Meeting of the Company resolves on the matter, as provided for by article 147, § 3 of Law No. 6404/76.

30.                               The Director shall keep the Company and the other Directors informed about the quantity of shares, subscription warrant, stock option and debenture stock issued by the Company and held by such Director.

CHAPTER IX

FINAL AND INTERIM PROVISIONS

31.                               These regulations become effective as of the date of their approval by the Board of Directors and revokes any rules and procedures to the contrary.

32.                               Once these regulations have been approved, they shall be immediately complied with by the Company and its Officers; by the Directors and their alternate members; as well as by the members of any advisory committees and by the Secretary, and shall be solely amended upon the favorable vote of a majority of the members of the Board.

São Paulo, July 30, 2015

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO